February 27, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares U.S. ETF Trust

(Securities Act File No. 333-178669;

Investment Company Act File No. 811-22649)

Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, iShares U.S. ETF Trust (the “Trust”) hereby requests the withdrawal of the Trust’s Form N-1A filing filed on December 21, 2011 with respect to iShares Strategic Beta Developed International Large Cap Fund, currently known as iShares Enhanced International Large-Cap ETF (the “Fund”), a series of the Trust. No securities were sold in connection with the offering.

The Trust subsequently filed the Fund’s registration statement under Securities Act File No. 333-179904 on October 4, 2013, which was declared effective by the Securities and Exchange Commission on February 24, 2014. Therefore, the Trust will not sell securities of the Fund under Securities Act File No. 333-178669 but under the effective Securities Act File No. 333-179904.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very Truly Yours,

iShares U.S. ETF Trust

By:	/s/ Jack Gee
Jack Gee
Treasurer and Chief Financial Officer

BlackRock Investments, LLC

By:	/s/ Terri Slane
Terri Slane
Director and Assistant Secretary